October 16, 2018

Scott Absher
Chief Executive Officer
ShiftPixy, Inc.
1 Venture, Suite 150
Irvine, CA 92618

       Re: ShiftPixy, Inc.
           Registration Statement on Form S-3
           Filed October 1, 2018
           File No. 333-227642

Dear Mr. Absher:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed October 1, 2018

General

1. We note that you filed a Form 12b-25 on January 17, 2018 to extend the filing deadline for your 10-Q for the quarter ended November 30, 2017 and that you subsequently filed your Form 10-Q on January 22, 2018. We also note that the 10-Q was initially due on
       January 15, 2018, so the deadline to file the Form 12b-25 was January 16, 2018. As a result, your 10-Q for the quarter ended November 30, 2018 was not timely filed and it appears that the company is not S-3 eligible. Please tell us why you believe you are eligible to file on Form S-3, or amend your registration statement to file on an appropriate form.
 Scott Absher
ShiftPixy, Inc.
October 16, 2018
Page 2
Incorporation by Reference, page 32

2. We note that you incorporate by reference your 10-K/A for the fiscal year ended August
         31, 2017. Please amend the Form 10-K to include all required exhibits, including the company's governing documents. See Item 601(b) of Form S-K. Please also amend your
         Form 10-K to provide the signatures of a majority of the company's board of directors.
         See General Instruction D.2 of Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or Kim McManus,
Senior Counsel, at (202) 551-3215 with any other questions.



                                                            Sincerely,
FirstName LastNameScott Absher
                                                            Division of
Corporation Finance
Comapany NameShiftPixy, Inc.
                                                            Office of Real
Estate and
October 16, 2018 Page 2                                     Commodities
FirstName LastName